UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 7, 2024

WEBUY GLOBAL LTD

(Exact name of registrant as specified in its charter)

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Debt settlement and mutual release

Previously, on November 2, 2022, and August 2, 2023, respectively, New Retail International Pte. Ltd. (“New Retail”), a wholly owned subsidiary of Webuy Global Ltd (the “Company”) received loans in an aggregate amount of US$400,000 from Phua Kai Hwee and Yong Hui Yee (the “Loans”). On May 6, 2024, the Company has decided to settle the Loans on behalf of New Retail by entering into a debt settlement and mutual release agreement (the “Agreement”) with Phua Kai Hwee and Yong Hui Yee.

Pursuant to the Agreement, on May 7, 2024, the Company issued 984,494 Class A ordinary shares, valued at US$0.4063 per share (the “Shares”), which is the closing price as reported by Nasdaq on May 3, 2024. 492,247 of the Shares were issued to Phua Kai Hwee and 492,247 of the Shares were issued to Yong Hui Yee to satisfy the Loans. The Shares are subject to restrictions pursuant to Rule 144 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEBUY GLOBAL LTD.

Date: May 7, 2024	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	CEO

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